EXHIBIT 99

Name and Address of Reporting Person:

Garry K. McGuire

211 Mt. Airy Road

Basking Ridge, New Jersey 07920

Issuer Name and Ticker Symbol:

Avaya Inc. [AV]

Date of Earliest Transaction Required to be Reported:

06/01/2006

On June 1, 2006, pursuant to a Rule 10b5-1 plan previously entered into by the reporting person, 34,000 stock options held by the reporting person were exercised and the underlying shares were sold throughout the day at prices ranging from a low of $11.65 to a high of $11.72 per share for an average selling price of $11.6949 per share.  Set forth below is a list of sales that were executed along with the corresponding selling prices:

Qty   Price

2500   11.68

24300  11.70

2800   11.72

2300  11.65

100   11.66

2000   11.67